July 12, 2024

Joseph La Rosa
Chief Executive Officer and President
La Rosa Holdings Corp.
1420 Celebration Blvd., 2nd Floor
Celebration, FL 34747

       Re: La Rosa Holdings Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 3, 2024
           File No. 333-278901
Dear Joseph La Rosa:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 27, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
General

1. We acknowledge your response to our prior comment 1. We note your statement that your calculations contemplate the fact that the conversion price would be adjusted in the event you fail to pay an Amortization Payment when due under the respective notes. In this regard, we note the number of shares of common stock you are registering for resale includes an amount that is nearly two times the number of shares currently issuable upon conversion of the Convertible Notes. Please tell us how including such a potential event in your calculations reflect a good-faith estimate of the maximum number of shares that may be issued on conversion.
 July 12, 2024
Page 2

       Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Philip Magri